Filed by Hotel101 Global Holdings Corp./JVSPAC Acquisition Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-2
under the Securities Exchange Act of 1934
Subject Companies: Hotel101 Global Pte. Ltd.
JVSPAC Acquisition Corp. (File No. 001-41922)

Channel News Asia, published on May 2, 2024

Hotel101 targets Nasdaq listing this year, set to be first Philippine brand to list in US

The Singapore-headquartered hotelier plans to expand to 25 countries by 2026, including destinations in Southeast Asia, East Asia, the Middle East and Europe.

Hotel chain Hotel101 Global, a subsidiary of Philippine real estate company DoubleDragon, plans to list on the Nasdaq stock exchange in New York in the second half of this year.

The move will make Hotel101 Global the first Philippine brand to list in the United States.

The subsidiary’s CEO Hannah Yulo-Luccini said the hotelier prides itself as a tech-driven hospitality platform and the listing will help accelerate its global expansion plans.

“Nasdaq, being the home for technology stocks, is the place that we want to be, given our aspirations to grow rapidly,” she told CNA.

“Listing on Nasdaq this year will allow us to access capital markets that will fuel the rapid expansion plans that we have for the world.”

It is merging with Hong Kong-based special purpose acquisition firm JVSPAC Acquisition Corp for the listing.

A joint statement by DoubleDragon, Hotel101 and JVSPAC last month said Hotel101 is expected to have an equity value of over US$2.3 billion following the transaction and will list under ticker “HBNB”.

Manila-listed firm DoubleDragon is the Philippines’ fourth largest mall developer, helmed by Jollibee founder Tony Tan Caktiong and real estate businessman Edgar Sia.

GLOBAL EXPANSION PLANS

Hotel101, which is headquartered in Singapore, is eyeing a long-term expansion ambition of 1 million rooms in over 100 countries.

Currently, it operates two hotels in the Philippines, and has three projects under development in Japan’s Niseko, Spain’s Madrid, and Los Angeles in the United States.

In the short term, it plans to expand to 25 countries by 2026, including destinations in Southeast Asia, East Asia, the Middle East and Europe.

CONDOTEL CONCEPT

Hotel101 builds and operates so-called condotels – hybrid properties made up of individually-owned condominium units that operate like hotels – with standardised 21 sq m rooms.

Each building offers amenities typical of both condominiums and hotels, such as swimming pools, function rooms, gyms and in-room kitchenettes.

Ms. Yulo-Luccini said the model is in short supply in the industry and Hotel101 aims to lean into that demand.

“Standardisation exists in almost every value segment in the world. For example, the budget airline industry essentially sells one product – the economy seat,” she said.

“What is the one standard hotel industry (product) in the value segment? …That room doesn’t exist.

“We see ourselves as a disruptor in an industry that is ripe for disruption. And the opportunity that we see globally today is that lack of standardisation in the three-star hotel segment,” she added.

DOES THE MODEL WORK?

Hotel101’s business model is asset-light and generates revenue from two sources – first from room sales and then from hotel guests, said Ms. Yulo-Luccini.

“We make money twice – first from the selling of the units, which recoups the capital during the construction stage and allows us to redeploy much faster than most hotel developers,” she said. “Secondly, we make money from the operations of the hotel,” she said.

She said the brand’s projects are seeing high demand, particularly in Niseko. An extension of the high-speed Shinkansen bullet train that is in the works to connect the Hokkaido town has driven property prices up in the past few years.

Ms. Yulo-Luccini added that the condotel will give budget-conscious travellers more options in the skiing resort town.

“Niseko has traditionally been a luxury market. So, Hotel101 is very interesting for global investors. (Soon,) tourists will be able to get value-for-money when they go to Niseko,” she said. “People are really looking at Niseko to become more of a capital appreciation play.”

Its two hotels in the Philippines saw their highest occupancy rate in 2021 – right in the storm of the COVID-19 pandemic – when it pivoted to corporate accounts to provide rooms to quarantine local guests, tourists and business travellers.

Ms. Yulo-Luccini said that the brand’s success during the pandemic years led to the decision to expand overseas and list in New York.

“The Philippines had several lockdowns, but we never closed the hotels, and our unit owners continued to get sufficient yields. They were happy compared to people who had condominiums, for example, that remained vacant during the pandemic.

“In the midst of a global pandemic, we continued to operate and be profitable… we knew we had something special. So, that really cemented our conviction to go global.”

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination transaction (the “Transactions”). It does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation

JVSPAC, DoubleDragon, Hotel101 Global, and their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from JVSPAC’s shareholders in connection with the proposed Transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of JVSPAC’s shareholders in connection with the proposed Transactions will be set forth in the proxy statement/prospectus to be filed with the SEC in connection with the Transactions. You can find more information about JVSPAC’s directors and executive officers in JVSPAC’s final prospectus related to its initial public offering dated January 18, 2024 and subsequent filings on Form 3 and Form 10-K, and when available, Form 4 and Form 10-Q. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Additional Information About the Business Combination and Where to Find It

The proposed Transactions will be submitted to shareholders of JVSPAC for their consideration and approval. JVSPAC and PubCo intend to jointly file a registration statement (the “Registration Statement”) with the SEC which will include a preliminary proxy statement in connection with JVSPAC’s solicitation for proxies for the vote by JVSPAC’s shareholders in connection with the proposed Transactions and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of the securities to be issued to Hotel101 Global’s shareholders in connection with the completion of the proposed Transactions. After the Registration Statement is filed and declared effective, JVSPAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Transactions. JVSPAC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with JVSPAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed Transactions, because these documents will contain important information about JVSPAC, Hotel101 Global and the proposed Transactions. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed Transactions and other documents filed with the SEC by JVSPAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to JVSPAC at G/F Hang Tak Building, 1 Electric Street, Wan Chai, Hong Kong.

Forward Looking Statements

This communication includes “forward-looking statements” which may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated enterprise value of the combined company, Hotel101 Global’s ability to scale and grow its business, the advantages and expected growth of the combined company, the combined company’s ability to source and retain talent, the cash position of the combined company following closing of the Transactions, JVSPAC’s and Hotel101 Global’s ability to consummate the Transactions, and expectations related to the terms and timing of the Transactions, as applicable. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of JVSPAC’s and Hotel101 Global’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by any investor, as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of JVSPAC and Hotel101 Global. These forward-looking statements are subject to a number of risks and uncertainties, including the ability of JVSPAC and Hotel101 Global to successfully or timely consummate the proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Transactions or approval of the shareholders of JVSPAC or Hotel101 Global; failure to realize the anticipated benefits of the proposed Transactions; the combined company’s ability to execute on its business model, potential business expansion opportunities in foreign countries and growth strategies, retain and expand customers’ use of its hotel services and attract new customers, and source and maintain talent; risks relating to the combined company’s sources of cash and cash resources; risks relating to Hotel101 Global’s business; risks relating to JVSPAC’s and the combined company’s vulnerability to security breaches; risks relating to the combined company’s ability to manage future growth; the effects of competition on the combined company’s future business; the amount of redemption requests made by JVSPAC’s public shareholders; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries involving the parties to the Transactions; the impact of the COVID-19 pandemic on Hotel101 Global’s or the combined company’s business and the global economy; and those factors discussed in JVSPAC’s final prospectus related to its initial public offering dated January 18, 2024, under the heading “Risk Factors,” in JVSPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 under the heading “Risk Factors” filed with the SEC on April 1, 2024 and other documents filed, or to be filed, by JVSPAC with the SEC. If any of these risks materializes or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither JVSPAC nor Hotel101 Global presently knows or that JVSPAC and Hotel101 Global currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect JVSPAC’s and Hotel101 Global’s expectations, plans or forecasts of future events and views as of the date of this communication. JVSPAC and Hotel101 Global anticipate that subsequent events and developments will cause JVSPAC’s and Hotel101 Global’s assessments to change. However, while JVSPAC and Hotel101 Global may elect to update these forward-looking statements at some point in the future, JVSPAC and Hotel101 Global specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing JVSPAC’s and Hotel101 Global’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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